Securities and Exchange Commission
January 19, 2006
Page 1

                            David Lubin & Associates
                              92 Washington Avenue
                              Cedarhurst, NY 11516
                            Telephone: (516) 569-9629
                            Facsimile: (516) 908-5260

                                                                January 19, 2006

Via EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention:  Timothy A. Geischecker

            Re:   Pay88, Inc.
                  Amendment No. 2 to
                  Registration Statement on Form
                  SB-2 Filed on December 9, 2005, as
                  amended December 29, 2005
                  File Number 333-129018
                  ----------------------

Ladies and Gentlemen:

      Pay88, Inc. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form SB-2 (the "Amended Registration Statement") in response to the Commission's comments, dated December 29, 2005 (the "Comment Letter"), with reference to the Company's Amendment No. 1 to the registration statement on Form SB-2 (the "Registration Statement") filed with the Commission on December 9, 2005.

      In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

General
-------

      1. Comment: In your response to the comments in this letter, please provide the page number in the registration statement where your revisions to each comment are located.

      Response: To the extent there are changes made in the Amended Registration Statement in response to the Comment Letter, the Company will provide in its response the page numbers in the Amended Registration Statement where such revisions are located.

      2. Comment: We note your response to comment number 2. Please note that you must comply with the release by the Commission regarding shell companies. Refer to Release Nos. 33-8587; 34-52083; International Series Release No. 1293; File No. S7-19-04.

Securities and Exchange Commission
January 19, 2006
Page 2

      Response: The Company is aware of the Commission's recently issued rules regarding shell companies, including the Company's obligation to file a Current Report on Form 8-K to report an event that causes the Company to cease to be a shell company, and that in such report the Company will be required to disclose the type of information that is required when registering securities under the Securities Exchange Act of 1934. Additionally, the Company is aware that it is not eligible to use the Form S-8 registration statement until it ceases to be a shell company.

      3. Comment: We note your response to comment number 3; however, we do not see where you highlight the difference in the price paid by current stockholders versus that which will be paid in this offering. Please revise to disclose, or direct us where you have revised your disclosure.

      Response: On pages 1 and 20 in the Amended Registration Statement, the Company clarifies that the Company's common stock is not listed or traded on any exchange, and that until such time the selling stockholders will be offering the stock at $0.02 share. The Company also changed the disclose in note 1 to the Calculation of Fee" table to explain that $0.02 is the Company's good faith estimate of the market value of its common stock in light of the fact that there is no public market for the Company's common stock. The Company will arrange to have its common stock become eligible for trading on the OTC Bulletin Board. At such time, the selling stockholders will sell the Company's common stock as described in the Plan of Distribution section of the Amended Registration Statement.

      4. Comment: Please note the updating requirements of Rule 3l0(g) of Regulation S-B.

      Response: The Company is aware of, and will comply with, the updating requirements of Rule 310(g) of Regulation S-B and such requirements.

      5. Comment: Please file updated consents for all audited financial statements included in your next filing.

      Response: The Amended Registration Statement contains an updated consent with respect to the audited financial statements.

Prospectus Summary - Corporate Background. page 5
-------------------------------------------------

      6. Comment: We note your response to prior comment 6; however, we do not see revised disclosure regarding Chongqing, China-based Cqbbs and the prior Cqbbs and the prior chief executive Zui Weidong.

      Response: The Company has been made aware of the fact that Mr. Weidong was the chief executive officer of China-based Cqbbs from May 2004 through December 2004. The Company believes that the disclosure provided in the Amended Registration Statement regarding Cqbbs is sufficient and is uncertain as to how any further disclosure regarding the operations of Cqbbs would be beneficial to an investor in the Company.

Securities and Exchange Commission
January 19, 2006
Page 3

Marketing, page 11
------------------

      7. Comment: We note your response to prior comment number 14. We see that you state, "The Company has no plans, understandings or agreements with respect to the private placement mentioned in the Registration Statement. It is the Company's intention that once the Registration Statement is declared effective and the Company is listed on the Bulletin Board, the Company will commence a private placement." These sentences appear to conflict. In addition, please note that disclosing that the company will do a private placement after the offering can be construed as a general solicitation.

      Response: As noted in risk factor 6 on page 4, the Company will need to raise additional capital in order to execute its business plan. The Company has revised its disclosure, and its response to prior comment number 14, to remove references to the private placement after its common stock becomes eligible to trade on the OTC Bulletin Board. The Company revises the disclosure and the prior response to state that the required funds may come from the sale of equity and/or debt securities and/or loans. These changes appear on pages 4 and 11 of the Amended Registration Statement.

Involvement in Certain Legal Proceedings
----------------------------------------

      8. Comment: We note your response to prior comment 20. Please revise to confirm in accordance with Item 103 of Regulation S-B whether or not you have any legal proceedings.

      Response: The Company has added a section to page 15 of the Amended Registration Statement entitled "Legal Proceedings" and the Company has disclosed that it is not party to any legal proceedings.

Where You Can Find More Information, page 29
--------------------------------------------

      9. Comment: We note you response to prior comment 26. Please update the Commission's address to 100 F Street, NE in Washington DC.

      Response: The Company has updated the Commission's address on page 25 of the Amended Registration Statement in accordance with the Commission's comment number 9.

Recent Sales of Unregistered Securities. page 38
------------------------------------------------

      10. Comment: We note your response to prior comment number 28; however, we did not see a response to how you identified the investors. Please revise accordingly. In addition, please revise to expand this section explaining the legal background upon which you rely - you can consider the applicability of Regulation D - and disclose the type of information you provided to the 42 investors. In addition, please confirm whether the August 2005 offering is complete.

      Response: The Company revised this section on page 40 of the Amended Registration Statement in accordance with the Commission's comment 10. The Company hereby confirms that the August 2005 offering has been completed.

Securities and Exchange Commission
January 19, 2006
Page 4

Notes to Financial Statements
-----------------------------

Note 3 - Note and Loans Payable - Related Party, page 35
--------------------------------------------------------

      11. Comment: Please refer to prior comment # 30 in our letter dated November 10, 2005. Tell us how you considered paragraphs 36, 37, 66 and 67 of SFAS Concept Statement No. 6 when determining whether the cash advances from Mr. Fan qualified as a liability or equity and tell us why you continue to believe your presentation is appropriate and/or revise filing disclosures as necessary.

      Response: Note 3 has been revised to state that the cash advances are payable on demand. The cash advances from Mr. Fan qualify as a liability for the following reasons:

            (i) they obligate the Company to settle the liability by a future transfer or use of assets on demand by Mr. Fan,

            (ii) the Company has little or no discretion to avoid future sacrifices, and

            (iii) the transaction obligating the Company has already happened.

In addition, there was no intention by Mr. Fan to increase his ownership interest in the Company at the time the cash was advanced.

      12. Comment: Please tell us how you considered the impact of paragraphs 13
- 16 of Accounting Principles Board Opinion No. 21 on the non-interest bearing cash advances from Mr. Fan to the company and tell us why you continue to believe your presentation is appropriate and/or revise filing disclosures as necessary.

      Response: Note 3 has been revised to state that the $36,000 cash advance bears interest at 5% per annum. Interest expense to related parties of $150 has been reported in the statement of operations and included in accrued liabilities on the balance sheet.

Securities and Exchange Commission
January 19, 2006
Page 5

Note 8 - Consulting Agreement, page 38
--------------------------------------

      13. Comment: Please refer to prior comment # 31 in our letter dated November 10, 2005. Please revise your note to include a full description of the consulting agreement including but not limited to the terms of the contract, the scope and timing of the work performed and any subsequent payments expected to be paid.

      Response: Note 8 has been revised to include a full description of the consulting agreement in accordance with the Commission's comment.

      The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amended Registration Statement on Form SB-2 as requested by the Commission. Please note that we are also submitting via courier three (3) copies of a hand-marked blackline showing changes from the Amendment Number 1 to the Company's Registration Statement on Form SB-2 in order to help expedite the review process.

      Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.


                                        Very truly yours,

                                        /s/ David Lubin & Associates
                                        David Lubin & Associates

Cc: Mr. Guo Fan